UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

March 6, 2019

To whom it may concern:

Company name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai
President and Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (Tokyo Stock Exchange 1st Section)

Recording of Losses and Revision to Earnings Estimates in Light of Structural Reform

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it expects that losses arising from the Company’s efforts to promote structural reform will be recorded in its financial results for the fiscal year ending March 31, 2019.

The Company resolved at the meeting of the Board of Directors held today to revise the previously announced earnings estimates for the fiscal year ending March 31, 2019, as follows.

Please note that the estimate for annual cash dividends per share for shareholders of common stock remains unchanged.

1.	Recording of losses in light of the Company’s efforts to promote structural reform

The Company plans to announce, in May of this year, the next-term business plan commencing from the fiscal year ending March 31, 2020, which it is currently formulating, taking into consideration the fundamental structural reform announced in November 2017, and which will set forth the basic policy of the structural reform in three areas, i.e., business structure, financial structure and management foundations.

In formulating the next-term business plan, the Company expects that losses (totaling approximately 680 billion yen1) that were not contemplated in our previously published earnings estimate will be recorded in the financial results for the fiscal year ending March 31, 2019 in respect of the Company’s principal consolidated subsidiaries in Japan, i.e., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd., for the following reasons:

(1)	Impairment losses on fixed assets (approximately 500 billion yen)

Since the implementation of the in-house company system introduced in fiscal 2016, our group has been endeavoring to enhance the sophistication of its management accounting capabilities to support the in-house company system and plans to apply such enhancements in connection with the next-term business plan. Such endeavors result in some changes to management accounting which affect the application of impairment losses on fixed assets. We are also revising our future earnings plans, branch network strategy, etc., of each business area pursuant to the next-term business plan. We expect that these revisions, combined with the management accounting enhancements mentioned above, will result in impairment losses on fixed assets, including software attributable to the domestic retail business division and branches that are scheduled to be closed, which are to be recorded as Extraordinary Losses.

[1]

We are in the process of determining the extent of the negative impact that the factors described in 1. above will have on our US GAAP consolidated financial statements for the fiscal year ending March 31, 2019.

(2)	Losses pertaining to the restructuring of securities portfolio, etc., in markets division (approximately 180 billion yen)

Amid growing uncertainty in financial markets, with an aim to achieve a more stable earnings structure as well as a solid financial base that is capable of responding to changes in the business environment, the Company will implement the restructuring of its securities portfolio in respect of past investments in foreign bonds, etc., made by the markets division. In addition, the Company plans to enhance the sophistication of its derivative valuation methods, including by more precisely reflecting the counterparty risk of the individual parties to relevant transactions in determining the fair market value of the transactions. The losses, consisting primarily of loss on sales related to securities, are expected to arise as a result of the foregoing initiatives and are to be included within Ordinary Expenses.

These figures are estimated as of today and will not be finalized until the financial results for the fiscal year ending March 31, 2019 are determined.

2.	Revision to consolidated earnings estimates for fiscal 2018 (the fiscal year ending March 31, 2019)

For the reasons stated in 1. above, the Company has revised the published consolidated earnings estimates for fiscal 2018 as follows.

	Profit Attributable to Owners of Parent (in millions of yen)	Net Income per Share of Common Stock
Latest announced estimate (A)	570,000	22.47 yen
Current revised estimate (B)	80,000	3.15 yen
Amount of changes (B-A)	-490,000	-19.32 yen
Rate of changes (%)	-85.9%	-85.9%
(Reference) Results for the previous fiscal year	576,547	22.72 yen

After the revision to the earnings estimates, Common Equity Tier 1 capital ratio*, which is the foundation for performing a stable financial function, is still expected to be higher than the target of the current medium-term business plan, i.e., 10% as of March 31, 2019.

*	Excluding Net Unrealized Gains on Other Securities on a Basel III fully-implemented basis (under the current regulations)

The Company has not revised the estimates for annual cash dividends of ¥7.50 per share and fiscal year-end cash dividends of ¥3.75 per share.

3.	Future management direction

The outline of the next-term business plan, which is scheduled to be announced in May of this year, is as follows.

We believe that the recording of losses described in 1. above will contribute to these goals.

(1)	Approach to the next-term business plan

Under the next-term business plan, we recognize that the structural issues that we face include the need to respond to structural changes in customer needs, resolve the mismatch in the allocation of management resources, etc., that has been arising over many years of business operations, and respond to new customer needs. Based on this recognition, we are considering the reform of our business structure, financial structure and management foundations with a focus on stock business variables and to achieve qualitative changes in these areas. We will aim to create value for our stakeholders through specific business initiatives to be developed pursuant to the reforms in the future.

(2)	Significance of structural reform

In the next-term business plan, we will work on “structural reforms to advance our business”, and we consider its significance as follows:

•	Shift to next-generation financial businesses based on customer needs;

•	Re-evaluate stock business variables and establish a flexible business and earnings structure that is capable of responding to changes in the competitive environment;

•	Secure a reserve of management resources for growth by generating new businesses, etc.; and

•	Further strengthen financial foundation to withstand crisis situations in preparation for the risk of deterioration in the business environment due to the credit cycle, etc.

(3)	Early transformation of earnings structure

Based on our view that the business environment will continue to be challenging for the foreseeable future, we plan to implement currently feasible measures, accelerate the elimination of structural issues, reduce earnings volatility, and further solidify our stable earnings foundation.

(4)	Priority business domains

Based on the structural changes in customer needs due to an aging society with low birthrate, digitalization, globalization, etc., we believe that the priority business domains in which we should aim for earnings growth over the medium-to-long term are as follows.

•	For individual customers:

➢	Businesses that respond to the growing need for asset building for the future in the era of 100-year lifespan; and

➢	Highly convenient services that respond to new needs, such as digitalization and the shift to cashless payment systems.

•	For corporate customers:

➢	Creation of new forms of partnerships that share business risks with our customers to support corporate innovation and changes to existing industry structures;

➢	Businesses that respond to interregional transaction needs in the rapidly growing Asian economies; and

➢	Businesses that respond to the growing need for smooth business succession.

In addition, to respond to diversification of lifestyles and changes in societal structures such as the expansion of the sharing economy, we will actively reconstruct our business portfolio through open collaboration with other industries and strategic investments, and expand our customer base and solutions domains in areas where financial and non-financial businesses overlap.

Furthermore, we will promote the “transformation to a new business and working style” to adapt our HR management, IT systems, office and branch environments, etc., in a manner that is conducive to the implementation of these business strategies.

End of document

(Reference) Overview of the Company’s principal consolidated subsidiaries in Japan

Name	Location of Head Office	Name and Title of Representative	Main Business	Capital (in millions of yen)
Mizuho Bank, Ltd.	1-5-5 Otemachi, Chiyoda-ku, Tokyo	Koji Fujiwara, President & CEO	Banking	1,404,065
Mizuho Trust & Banking Co., Ltd.	1-2-1 Yaesu, Chuo-ku, Tokyo	Tetsuo Iimori, President & CEO	Trust and Banking	247,369
Mizuho Securities Co., Ltd.	1-5-1 Otemachi, Chiyoda-ku, Tokyo	Koichi Iida, President & CEO	Securities	125,167

(NOTE)

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. The revised estimates for fiscal 2018 set forth in this immediate release are based on our assessment of the business and market environment as of the date of this immediate release and assumptions regarding specific strategic and other initiatives that we expect to implement in connection with our structural reform. Actual results may differ materially, for example, if the business and market environment changes through the remainder of the fiscal year or if our assessment of such environment and their impact on our business, financial condition and results of operations proves to be inaccurate. Other factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2018, both of which are available in the Financial Information section of our web page at www.mizuhofg.com/index.html and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.